

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2024

Harith Rajagopalan, M.D., Ph.D.
Chief Executive Officer
Fractyl Health, Inc.
17 Hartwell Avenue
Lexington, MA 02421

> **Re: Fractyl Health, Inc.**
> **Registration Statement on Form S-1**
> **Exhibit No. 10.1**
> **Filed December 14, 2023**
> **File No. 333-276046**

Dear Harith Rajagopalan:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services